FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F

                                       X

                                    Form 40-F



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes

                                        X

                                       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 2 August 2004
      -------------
                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated 2 August 2004 - Eidos Announces Championship Manager 5 for Playstation 2 and XBOX


Eidos Announces Championship Manager 5 for Playstation 2 And Xbox; No.1 Selling Football Management Game Makes Its PlayStation 2 Debut

    LONDON--(BUSINESS WIRE)--Aug. 2, 2004--Eidos (LSE:EID.L, NASDAQ:EIDSY), one of the world's leading publishers and developers of entertainment software, announces that the number one selling football management series Championship Manager is to appear on Xbox and, for the first time ever, PlayStation 2. Championship Manager 5, the latest instalment in the series, will be released in spring 2005 on both formats. The game is being developed by Gusto Games.
    Championship Manager was first released in 1992 and the series has now sold more than 5 million copies worldwide. Championship Manager 4 is the UK's fastest-selling PC game, having sold 124,627 copies in its first week of sale in March 2003. The PC version of Championship Manager 5 will be released in October 2004.
    Championship Manager 5 lets you choose a club and manage it to glory, dealing with everything from transfers and training, to tactics and the media. The action can be viewed via a 2D match engine enabling you to make tactical decisions as the game unfolds. Championship Manager 5 is the closest thing to real-life football management.

    Jonathan Kemp, European managing director of Eidos says:

    "This is a great opportunity for us to build upon the phenomenal success of the Championship Manager brand by taking it to a whole new audience. We have long been aware of the great demand among PlayStation 2 owners to experience the world's most successful and realistic football management game. Our new technology being developed for Championship Manager 5 has been designed in a way to enable a faithful recreation of the Championship Manager experience on PlayStation 2 and Xbox."

    About Eidos

    Eidos plc is one of the world's leading publishers and developers of entertainment software with a diverse mix of titles for the PC, PlayStation(R)2 computer entertainment system, Nintendo GameCube(TM) and the Xbox(TM) video game system from Microsoft. For more information on Eidos and its products visit www.eidos.com

    CONTACT: Eidos plc
             Steve Starvis, 44 20 8636 3000
             or:
             Brunswick UK
             Jonathan Glass
             Wendel Carson
             44 20 7404 5959
             or:
             Brunswick NY
             Nina Devlin, 212-333-3810